MILESTONE INTERNATIONAL, CORP.

9 Tankovaya Street, Ste. 2

Kaliningrad, Russia, 236038

Telephone +40312210477

E-mail: milestoneinternationalcorp@gmail.com

February 5, 2014

Ms. Wray and Mr. Shuman

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Milestone International, Corp.

       Amendment No.4 to Registration Statement on Form S-1

       Filed on January 15, 2013

       File No. 333-190726

Dear Ms. Wray and Mr. Shuman:

Further to your letter dated February 3, 2014, concerning the deficiencies in Amendment No. 3 to Registration Statement on Form S-1 filed on January 15, 2013, we provide the following responses:

General

Response to comment #1:  In response to this comment we revised our disclosure and added a risk factor discussing the risk that we may be deemed to be a “shell company”:

Because our offering is a best efforts offering with no minimum and we currently have limited assets and operations there is a risk that that we may be deemed a “shell company” within the meaning of Rule 12b-2 under the Exchange Act.

Because our offering is a best efforts offering with no minimum and we currently have limited assets and operations there is a risk that that we may be deemed a “shell company”. If we are considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, in that we have nominal operations and nominal assets other than cash, a total of 4,000,000 shares of common stock issued to our sole officer and director, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act will not be sold under Rule 144 until and unless the requirements of Rule 144(i) are satisfied. Pursuant to the requirements of Rule 144(i), once/if we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and disclose that we are no longer a shell company, we must file all reports and other materials required to be filed by such sections for 12 months. Accordingly, the ability of the current holders of our common stock to re-sell their shares will be limited by applicable regulations.

Response to comment #7: In response to the SEC’s prior comment #13 (SEC letter dated September 16, 2013) and comment #7 (comment letter dated January 9, 2013) the company revised the prospectus on pages 25 and 27 to mark all quantitative and qualitative business and industry data used in the prospectus. Used data was marked with ** and *** respectively in the prospectus and underlined in the documents filed as EDGAR correspondence:

p. 25

History of Interior Design

In the past, Interiors were put together instinctively as a part of the process of building.The profession of interior design has been a consequence of the development of society and the complex architecture that has resulted from the development of industrial processes. The pursuit of effective use of space, user well-being and functional design has contributed to the development of the contemporary interior design profession.

In ancient India, architects used to work as interior designers. This can be seen from the references of Vishwakarma the architect - one of the gods in Indian mythology. Additionally, the sculptures depicting ancient texts, events are seen in palaces built in 17th century India.

The Dark Ages led to a time of wood paneling, minimal furniture, and stone-slab floors. During the time people added a deccorative elements by putting wall fabrics and stone carvings. Coming out of the Dark Ages the work of color and ornamentation was introduced. And in the 12th century the Gothic Style came out and is noted for opened interiors and natural light.

Throughout the 18th century and into the early 19th Century, interior decoration was the concern of the homemaker or, in well off families an upholsterer or craftsman may influence the style of the interior space. Architects would also employ craftsmen or artisans to complete interior design for their buildings. Towards the end of the 19th century interior decorating emerged as a profession in the Western world. This was due to various actions, particularly by women, to professionalise the homemaking process. Elsie De Wolfe has been credited with the creation of the interior decorating profession.Having successfully re-designed her own home, De Wolfe began offering her services to other people within her social circle. As people began offering interior decoration as a service the professionalization of this service gained momentum.

This movement towards professionalization was reinforced by the publication of books on the subject. Publications include the book Suggestions for House Decoration in Painting, Woodwork and Furniture (1876) by Anges and Rhoda Garrett, Elsie De Wolfe’s The House in Good Taste (1913) and articles by Candace Wheeler such as Principles of Home Decoration with Practical Examples (1903).

The most prominent development of the interior design profession was after World War II. From the 1950s onwards spending on the home increased. Interior design courses were established, requiring the publication of textbooks and reference sources. Historical accounts of interior designers and firms distinct from the decorative arts specialists were made available. While organisations to regulate education, qualifications, standards and practices were established for the profession.(**)

p.27

In 2012, Kaliningrad Region saw a strong economic growth, a steady growth of industrial production, a moderate rise in real incomes as well as a fall of the unemployment rate. The gross domestic product of Kaliningrad Region increased by 8.6 % compared to 2011, well above the Russian average of 3.4%. The value registered is about 247 billion roubles (approximately EUR 5,7 billion). In recent years the structure of Kaliningrad economy has not undergone any substantial changes, with manufacturing, wholesale and retail being the most important sectors. (***)

Please direct any further comments or questions you may have to the company at milestoneinternationalcorp@gmail.com or W. Scott Lawler 4960 S. Gilbert Ave., Ste. 1-11 Chandler, AZ 85249 tel: (602) 466-3666, e-mail address  WSL@boothudall.com

Thank you.

Sincerely,

/S/ Yahor Bryshtsel

Yahor Bryshtsel, Director